

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-mail
David R. Guyer, M.D.
Chief Executive Officer
Ophthotech Corporation
One Penn Plaza, 35th Floor
New York, New York 10119

      Re: Ophthotech Corporation
             Amendment No. 1 to Registration Statement on Form S-1
             Filed August 29, 2013
             File No. 333-190643

Dear Dr. Guyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement again and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Change in Fair Value of Warrant Liability, page 61

1. Please refer to your response to comment 2. Please confirm that you will also disclose the anticipated charge to be recorded to the statement of operations as a result of re-measuring the fair value of the warrant liability, if material.

Notes to Unaudited Financial Statements
8. Subsequent Events, page F-40

2. Please refer to your response to comment 5. Please expand your disclosures in the filing to clarify how you determined that there was no beneficial conversion feature associated with the issuance of the Series C Preferred Stock.

David R. Guyer, M.D.
Ophthotech Corporation
September 5, 2013
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: David E. Redlick, Esq.
        Brian A. Johnson, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        7 World Trade Center, 250 Greenwich Street
        New York, New York 10007